novozymes®

RECEIVED
2006 MAR 13 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

06011589

03/02/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 9 of March 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27


Stock exchange announcement, Novozymes A/S

Annual shareholder meeting 2006

March 2, 2006

The annual meeting of shareholders of Novozymes A/S was held yesterday. The annual meeting adopted the report on the company's activities over the last financial year.

The annual meeting also approved the following items:

- the audited annual report, including the resolution on discharge of the Executive Management and Board of Directors
- a resolution on application of profits in accordance with the approved accounts (annual report), subject to payment of a dividend of DKK 4.00 per DKK 10 share
- re-election of the current six members of the Board of Directors as elected by the shareholders
- re-election of PricewaterhouseCoopers
- reduction of the company's share capital by withdrawing part of the company's holding of own B shares, with a total nominal value of DKK 46,000,000. Following the reduction, the nominal value of the share capital will be DKK 650,000,000, DKK 107,487,200 of which is A shares and DKK 542,512,800 B shares
- authorisation for the Board of Directors, in the period up to the next annual meeting of shareholders, to allow the company to purchase own shares to a value of up to 10% of the share capital at the share price prevailing on the purchase date, with a deviation of up to 10%, cf. Section 48 of the Danish Companies Act.

Henrik Gürtler, chairman of the Board of Directors, made the following comments in his verbal report:

" 2005 was a year of continued growth in profitability and strong cash flow. We are proud of these results, which were achieved in spite of sales growth that was lower than the long-term growth expectations.

In 2000 Novozymes set some financial targets that we were to achieve in the first five years – they have all been achieved. In future we will maintain the long-term financial targets, but we will focus even more on top line growth and market-expanding activities.

novozymes®

Unlocking the magic of nature



We also achieved good results in 2005 in the environmental and social areas. Most of the targets that we set for sustainability have been achieved, and we are working systematically to integrate social responsibility into the business."

Composition of the Board of Directors

The officers and members of the Board of Directors are as follows:

Henrik Gürtler, CEO, Novo A/S (Chairman)
Kurt Anker Nielsen, Director, former CEO, Novo A/S (Vice-Chairman)
Paul Petter Aas, Senior Vice President, Yara International ASA
Arne Hansen, Skilled Worker (employee elected)
Jerker Hartwall, President & CEO, AarhusKarlshamn AB
Søren Jepsen, Manager (employee elected)
Ulla Morin, Laboratory Technician (employee elected)
Walther Thygesen, General Manager and Vice President, Hewlett-Packard
Hans Werdelin, Director, former CEO, Sophus Berendsen

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund
Tel. (direct) +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.